Forest Laboratories, Inc.
909 Third Avenue
New York, NY 10022-4731
Tel (212) 421-7850

Rita Weinberger

April 24, 2012

VIA EDGAR

Jim B. Rosenberg, Sr. Asst. Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:          Forest Laboratories, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2011
Filed May 27, 2011
Form 10-Q for the Quarterly Period Ended December 31, 2011
Filed February 9, 2012
File No. 001-05438

Dear Mr. Rosenberg:

We acknowledge receipt of the Securities and Exchange Commission’s comment letter dated April 19, 2012.  We are in the process of drafting our response and anticipate filing it by May 21, 2012.

Sincerely,

/s/ Rita Weinberger
of FOREST LABORATORIES, INC.

cc:  Ibolya Ignat
Staff Accountant
       Mark Brunhofer
Accounting Reviewer
Johnny Gharib
Staff Attorney
Jeffrey Riedler
Assistant Director
Herschel Weinstein, Esq.
General Counsel
Melissa Cooper, Esq.
Outside Counsel